
05005841

January 31, 2005

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel and Kawasaki Heavy Industries formally agree to transfer manufacturig of crushing equipment to joint venture "

Thank you for your assistance in handling it as required.

Sincerely yours,



Yasuo Koyama
Finance Department
Kobe Steel, Ltd.



ANNOUNCEMENT

Kobe Steel, Ltd.

Kobe Steel and Kawasaki Heavy Industries formally agree to transfer manufacturing of crushing equipment to joint venture

TOKYO, January 31, 2005 – Kobe Steel, Ltd. and Kawasaki Heavy Industries, Ltd. announced they have agreed to transfer their remaining crushing equipment businesses to their joint venture, EarthTechnica Co., Ltd. The design and marketing portions of the crushing equipment businesses of the two companies have already been shifted to EarthTechnica. The three companies signed the corporate demerger agreement today.

1. Purpose of the transfer

The domestic aggregate market, the main market for the crushing equipment business, has been shrinking due to structural changes brought about by the decrease in public works and a recovery is difficult to foresee. Kobe and Kawasaki hold leading positions in Japan's crusher market. With their main products being highly competitive, their respective menus complement each other. Utilizing their know-how in crusher technology in the growing environmental business, Kobe is involved in soil remediation, while Kawasaki supplies refuse paper and plastic fuel systems to the recycling field.

Aiming to further grow their crushing equipment business, Kobe and Kawasaki both saw each other as ideal partners and established EarthTechnica. The joint venture, to which the marketing and design portions of the two companies' crushing equipment businesses were combined, started operations in July 2003. In June 2004, Kobe and Kawasaki agreed to transfer the manufacturing of their crusher businesses to EarthTechnica.

This decision led to the signing of the corporate demerger agreement today.

Through the merger, EarthTechnica will become an independent unit with marketing, design and manufacturing functions. In addition to the mutual use of sales networks, the improvement in product line-up, and the advantages of new product development, sales and technology, the joint venture benefits from higher production efficiency, lower supply costs, and the streamlining of duplicated functions. By realizing these benefits, it is envisaged that the crushing equipment business will be able to maintain stable profitability.

EarthTechnica aims to strengthen its business and further develop by proactively focusing its management resources in the environmental and other new areas that are anticipated to grow in the medium- to long-term future.

2. Outline of transfer

(1) Transfer schedule

Jan. 27, 2005	Board of directors meeting (Kobe)
Jan. 31, 2005	Board of directors meetings (Kawasaki & EarthTechnica)
Jan. 31, 2005	Signing of corporate demerger agreement
Feb. 15, 2005	EarthTechnica's shareholders meeting approves agreement
Apr. 1, 2005	Date of registration of transfer

(2) Method of transfer

Kobe and Kawasaki will apply the "joint corporate demerge" method pursuant to Article 374-22, Paragraph 1 of the Commercial Code of Japan, a relatively easy procedure that does not require shareholder approval, to transfer the businesses to the new venture.

(3) Allocation of stock

A. Type and number of issued shares

At the time of the transfer, EarthTechnica shall issue common stock of 20,000 shares, with 10,000 shares allocated to Kobe and 10,000 shares allocated to Kawasaki.

B. Basis for calculating the equity ratio

Kobe and Kawasaki calculated the enterprise value and stock value based on submitted materials; the parameters of the businesses to be transferred; the assets and liabilities of the businesses; and due diligence carried out by a third party,

Based on an overall evaluation, Kobe, Kawasaki and EarthTechnica decided that Kobe would take a 50% share and Kawasaki a 50% share in EarthTechnica.

(4) Cash payments on the transfer

No cash shall be exchanged for the separation and transfer of the businesses.

(5) Rights and obligations continued by the new company

EarthTechica shall continue the rights and obligations of the assets, liabilities, and other items related to the crushing equipment businesses of Kobe and Kawasaki, including the business of Kawasaki Heavy IndustryYachiyo Engineering Ltd. in which Kawasaki has an equity share.

(6) Outlook on fulfilling obligations

Kobe, Kawasaki and EarthTechnica have determined that all three parties will be able to fulfill its liability obligations.

3. Outline of Earth Technica

Name	EarthTechnica Co., Ltd.
Business	1) Design, manufacture and sale of crushers, grinding mills, separators 2) Design, manufacture and sale of waste recycling equipment 3) Design, manufacture and sale of wear and heat-resistant cast parts for crushers
Established	April 1, 2003
Headquarters	Tokyo
President	Kyoichi Yahagi
Capital	200 million yen (1.2 billion yen at time of transfer)
Issued shares	5,800 shares (25,800 shares at time of transfer)
Total stockholders' equity	77 million yen (2.2 billion yen at time of transfer)
Total assets	6.4 billion yen (17.1 billion yen at time of transfer)
Fiscal year	Ends March 31
Employees	113 at January 1, 2005 (Roughly 300 at time of transfer)
Equity share	Kobe Steel 50%, Kawasaki Heavy Industries 50%
Integration	April 1, 2005
Main customers	Kobe Steel, Kawasaki Heavy Industries, Nippon Steel, Taiheiyo Cement
Major shareholders	Kobe Steel 50%, Kawasaki Heavy Industries 50%
Main bank	Mizuho Corporate Bank
Relationship to parents	Capital: The parent companies each have a 50% share in EarthTechnica.
	Personnel: The parent companies transfer directors and employees to EarthTechnica.
	Business relationship: The parent companies supply crushers, other equipment, and parts to EarthTechnica.

4. Details of the businesses to be transferred

(1) Activities of the crushing equipment business

Kobe Steel

Design, manufacture and sale of crushers, grinding mills, separators

Kawasaki Heavy Industries

1) Design, manufacture and sale of crushers, grinding mills, separators
2) Design, manufacture and sale of waste recycling equipment
3) Design, manufacture and sale of wear and heat-resistant cast parts for crushers

(2) Financial results of crushing equipment business

(year e nded March 2004)

(figures in millions of yen)

	Kawasaki	Kobe Steel
Sales of business to be transferred	11,207	5,030
Total parent sales	782,550	801,118
Ratio	1.43%	0.62%

(3) Assets and liabilities of the businesses to be separated

Liabilities and assets from Kawasaki Heavy Industries
(in billions of yen)

	Amount		Amount
Current assets	7.8	Current liabilities	7.4
Fixed assets	2.6	Fixed liabilities	2.0
Total	10.4	Total	9.4

Liabilities and assets from Kobe (in billions of yen)

	Amount		Amount
Current assets	5.8	Current liabilities	4.9
Fixed assets	0.5	Fixed liabilities	0.4
Total	6.3	Total	5.3

5. Effect on the parent companies following the business transfers

(1) Company name, business activities, head office location, president, capital and fiscal year

The parent companies foresee no changes in the above categories following the transfers.

(2) Effect on Financial Results

The parent companies foresee an immaterial effect on its consolidated results.

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Media Contact:
Gary Tsuchida
Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo, JAPAN
Tel: +81-3-5739-6010
Web site: www.kobelco.co.jp
E-mail: www-admin@kobelco.co.jp